Filed by Schlumberger N.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ChampionX Corporation

Filers SEC File No.: 001-38441

Date: April 25, 2025

SLB First-Quarter 2025 Results Prepared Remarks

James R. McDonald – SVP of Investor Relations and Industry Affairs

Thank you, Meghan.

Good morning, and welcome to the SLB First-Quarter 2025 Earnings Conference Call.

Today’s call is being hosted from Houston, following our Board meeting in the Middle East last week.

Joining us on the call are Olivier Le Peuch, Chief Executive Officer, and Stephane Biguet, Chief Financial Officer.

Before we begin, I would like to remind all participants that some of the statements we will be making today are forward-looking. These matters involve risks and uncertainties that could cause our results to differ materially from those projected in these statements. For more information, please refer to our latest 10-K filing and other SEC filings which can be found on our website.

Our comments today also include non-GAAP financial measures. Additional details and reconciliations to the most directly comparable GAAP financial measures can be found in our first-quarter earnings press release, which is on our website.

Finally, in conjunction with our proposed acquisition, SLB and ChampionX have filed materials with the SEC, including a registration statement with a proxy statement and prospectuses. These materials can be found on the SEC’s website or from the parties’ websites.

With that, I will turn the call over to Olivier.

Olivier Le Peuch – CEO

Thank you, James.

Ladies and gentlemen, thank you for joining us on the call this morning. I will begin by discussing our first-quarter performance. Then I will provide updates on the evolving macro and how we will manage our business in this uncertain environment.

Stephane will then provide more details on our financial performance, and we will open the line for questions. Let’s begin.

First-Quarter Performance Highlighted by Production Systems and Digital

As you have seen in our earnings press release this morning, it has been a soft start of the year. In addition to the typical seasonal activity decline in the Northern Hemisphere and the absence of year-end product and software sales, upstream investment has remained constrained by the over-supplied oil market.

This has been amplified over the past few weeks with additional economic uncertainty stemming from the acceleration of supply releases by OPEC+ and recent tariff announcements. Against this more challenging backdrop, I was proud to see our teams continue to deliver for our customers, and we finished the quarter by achieving further adjusted EBITDA margin expansion year on year.

Overall, across the business, first-quarter revenue decreased by 3% year on year, as our strong results in North America were more than offset by lower revenue in the international markets, attributed to a combination of lower drilling activity in Mexico and Saudi Arabia, and a steep decline in Russia.

Excluding declines in these three countries, international revenue was steady year-on-year, and we achieved double-digit growth in a number of markets including the United Arab Emirates, North Africa, Kuwait, Argentina and China as well as a solid performance in Europe and Scandinavia. Altogether, this resulted in international rig count outperformance.

Turning to North America, we delivered positive results, driven by the offshore market, with higher sales of both digital and subsea production systems. We also saw continued growth momentum in our data center infrastructure solutions business in this region. However, this growth was partially offset by lower drilling revenue in U.S. land due to rig efficiency gains.

Next, let me discuss the performance of our divisions.

In the Core, Production Systems continued to lead the way with steady revenue growth and further margin expansion. Customers continue to demonstrate strong demand for surface production systems, completions and artificial lift. And this late-cycle business is becoming more profitable, with margins increasing by 197 basis points year on year, supported by a favorable activity mix, execution efficiency, and conversion of improved-price backlog. Specific to subsea, we remain constructive on the market outlook with a significant pipeline of projects planned over the next couple of years. And I was pleased to see margins in this area expand materially compared to the same period last year as a result of strong execution and the realization of cost synergies within our OneSubsea joint venture.

In Reservoir Performance, revenue was slightly down year on year, and margins were significantly impacted by challenges on several new projects that resulted in startup and operational cost overruns. We continued to see strong demand for unconventional stimulation in international markets, including the United Arab Emirates and Argentina. However, this was fully offset by lower evaluation and exploration activity, as the result of lingering white space in deepwater.

In Well Construction, revenue declined year on year due to lower drilling activity across both North America and the international markets. Despite this decline, I was pleased to see that one-third of our international GeoUnits actually grew year-on-year in the first quarter.

In Digital & Integration, growth was entirely driven by Digital, where revenue grew 17% year on year as customers continued to embrace digital technologies and solutions. Customers are accelerating the adoption of digital and AI solutions to extract further efficiencies and performance across the upstream life cycle — both in planning and in operations across development and production. In our earnings press release, you can see several examples of customers adopting our digital solutions.

Finally, as an update on our progress beyond oil and gas, we continue to experience positive momentum in the low carbon markets, driven by our Capturi™ acquisition, as well as in our data center infrastructure solutions business. Combined, revenue from CCS, geothermal, critical minerals, and data center solutions is on pace to visibly exceed $1 billion in 2025.

Overall, I’m proud of the performance our team delivered this quarter, and I want to thank the entire SLB team for their hard work and commitment to customer success.

Next, let me discuss the macro environment and how SLB is adapting accordingly.

An Uncertain Macro Environment

The industry is navigating global economic uncertainty stemming from the supply-demand imbalance and recent tariff announcements. In this environment, commodity prices are challenged, and until they stabilize, customers are likely to take a more cautious approach to near-term activity and discretionary spending.

Beginning with the supply-demand balance, we expect to see new supply enter the market as OPEC+ has announced plans to increase their production beginning in May. This comes at a time when the macroeconomic picture remains uncertain due to global trade concerns which have the potential to result in lower liquid demand than originally expected for the year.

Taken together, these factors are resulting in an uncertain market backdrop. At this point, we expect global upstream investment to decline compared to 2024, with customer spending in the Middle East and Asia being more resilient than other regions across the rest of the world.

Adapting to the Evolving Market

Against this uncertain backdrop, we will remain focused on what we can control. We will continue to execute our strategy, deliver differentiated performance for our customers, carefully manage costs and remain committed to returns to shareholders.

In the Core, we remain positive on the long-term fundamentals for oil and gas, and we will continue to deepen our partnership with our customers throughout the life cycle of their assets. This includes an increased emphasis on the production and recovery market, where we expect to unlock new growth potential and long-term resilience through opportunities for technology deployment.

In Digital, customers are investing in solutions to reduce cycle times, improve performance, and drive efficiency, and we will continue to pursue opportunities in AI, cloud computing and digital operations. Today, we are seeing the decoupling of digital investment from upstream spending, and this will increasingly represent a unique and exciting opportunity for our business.

In our businesses beyond oil and gas, we will continue to capitalize on the low-carbon markets with our New Energy offering, particularly in carbon capture and geothermal, while harnessing adjacencies, as we have demonstrated with our rapidly growing data center infrastructure solutions business.

Let me quickly elaborate on our data center business. Over the past two years, we have engaged hyperscalers, whom we partner with in digital, to unlock new opportunities for our business through the development of data centers.

This resulted in a significant contract award for the provision of manufacturing services and modular cooling units which we are currently fulfilling. Based on our performance and unique capabilities, we are also gaining access to a new opportunity pipeline, and we are expanding our technology offering with low-carbon solutions to serve new potential customers.

Overall, this is a very exciting and fast-growing market driven by AI demand, and we expect it to contribute to our diversified exposure beyond oil and gas in the coming years.

Beyond our operational performance, we also have been on a journey of cost optimization and process enhancement. And moving forward, this will support our ambition to protect margins despite softer customer spending.

What matters in this environment is our ability to continue to generate strong margins and cash flows, deliver resilient returns to shareholders and come out stronger. Our first-quarter results demonstrate our ability to do this, and I believe that the combination of our strategy and cost actions will help to protect our business moving forward. As a result, we remain committed to return at least $4 billion in returns to shareholders in 2025.

Now, before I hand over to Stephane, let me quickly share our guidance for the second quarter and the rest of the year.

Second-Quarter and Full-Year Outlook

Specific to the second quarter, assuming there is no further escalation of tariffs and that oil prices remain approximately at current levels, we expect revenue to be flat sequentially excluding ChampionX, with an adjusted EBITDA margin expansion between 50 to 100 basis points.

Looking at the full year, while a number of different scenarios could materialize, including tariffs and OPEC+ actions, assuming oil prices remain similar to current levels, we expect flat-to-mid single digit revenue growth in the second half of the year compared with the first half excluding ChampionX. This will be supported by a combination of the seasonal activity uptick, new start-ups in deepwater, and further growth in our digital and data center businesses. And under these conditions, we also expect further margin expansion.

Look, I know there is a lot of uncertainty in this market, but we have been here before. We are operating from a strong position and have a clear priority of preserving margins while generating robust cash flows. Our broad exposure is providing resilience against uncertainty and short-cycle weakness as you have seen in our results today, and I am confident that our people, our technology leadership and our financial strength will clearly position us for long-term success.

I will now turn the call over to Stephane to discuss our financial results in more detail.

Stephane Biguet – Executive Vice President and CFO

Thank you, Olivier, and good morning, ladies and gentlemen.

First-quarter earnings per share, excluding charges and credits, was 72 cents. This represents a decrease of 3 cents when compared to the first quarter of last year.

We recorded 14 cents of charges during the quarter. This included 11 cents of charges in connection with our cost-out program that we initiated last year, and 3 cents of merger and integration charges related to the ChampionX and Aker Subsea transactions.

Overall, our first-quarter revenue of $8.5 billion decreased 3% year on year.

International revenue decreased 5% year on year largely driven by reduced activity in Mexico, Saudi Arabia, offshore Africa and Russia.

North America revenue increased 8% year on year due to higher digital and subsea production systems sales as well as strong growth in our data center infrastructure solutions business.

Company-wide adjusted EBITDA margin for the first quarter was 23.8%, up 18 basis points year on year.

Pretax segment operating margin was 18.3%, representing a 60-basis point decline year on year as two of our four Divisions experienced lower margins, partially mitigated by the effects of our cost-out program.

As we navigate the current market dynamics, we will continue to exercise cost discipline, and we will align our resources with activity levels in the coming quarters as necessary to protect our margins and cash flows.

As it relates to tariffs, the evolving landscape clearly introduces uncertainty which makes it challenging to fully assess their impact at this time. Broadly speaking, we are partially protected by our activity mix with approximately 80% of our revenue derived from international markets, as well as by our diversified supply chain network that includes in-country manufacturing and local sourcing.

However, parts of our operations are still potentially exposed to increasing tariffs, primarily from imports of raw material into the U.S. in our Production Systems division as well as exports from the U.S. subject to retaliatory tariffs. Under the current tariff framework, the majority of the impact is on import and export flows between the U.S. and China, so any resolution — or conversely escalation — between those two countries can significantly impact the tariffs we may be subject to.

While those discussions are taking place, we are taking proactive steps to mitigate the potential impacts. This includes reviewing how to further optimize our supply chain and manufacturing network as well as diligently pursuing all applicable exemptions and drawbacks. We are also actively engaging with customers to recover tariff-induced cost increases through contractual adjustments.

We have made progress on all these fronts in the last two weeks, and we are stepping up those actions across the organization as we speak. As the second quarter progresses and ongoing trade negotiations continue, we will hopefully gain better visibility of where tariffs may settle and the extent to which we will be able to mitigate their effects on our business.

Let me now go through the first-quarter results for each Division.

First-quarter Digital & Integration revenue of $1.0 billion increased 6% year on year driven by 17% growth in digital revenue. This growth was partially offset by lower APS revenue due to a temporary pipeline disruption that impacted production in our projects in Ecuador. While this issue has been resolved, it did cost us 1 cent of earnings in the quarter.

Digital & Integration margin of 30.4% expanded 380 basis points year on year entirely due to improved profitability in digital.

Reservoir Performance revenue of $1.7 billion decreased 1% year on year as strong unconventional stimulation and intervention activity was offset by lower evaluation and exploration activity.

Margins of 16.6% declined 311 basis points as compared to the first quarter of last year due to the less favorable activity mix as well as project startup costs.

Well Construction revenue of $3.0 billion declined 12% and margins declined 71 basis points year on year on significantly lower drilling activity. Mexico and Saudi Arabia alone represented approximately two-thirds of the revenue decrease.

Finally, Production Systems revenue of $2.9 billion increased 4% while margins of 16.2% grew 197 basis points year on year.

These results were driven by the resilience of our portfolio in production and recovery activities and were augmented by significant revenue growth in our data center infrastructure solutions business.

Now turning to our liquidity.

During the quarter, we generated $660 million of cash flow from operations, a significant increase compared to the first quarter of last year. We generated positive free cash flow of $103 million despite the payment of annual employee incentives and the seasonal increase in receivables due to continued capital discipline and working capital management.

Despite the uncertain economic environment, we expect our cash flow generation to remain strong and to grow throughout the year, consistent with our historical trend.

Capital investments, inclusive of capex and investments in APS projects and exploration data were $557 million in the first quarter. For the full year, we are still expecting capital investments to be approximately $2.3 billion, excluding any impact from the anticipated closure of the ChampionX transaction.

Our net debt increased $2.7 billion sequentially to $10.1 billion. This increase largely reflects the $2.3 billion we spent on our accelerated share repurchase transaction during the quarter. This ASR transaction was completed in April and resulted in us reducing ultimately our shares outstanding by a total of 56.8 million shares. 47.6 million of these shares were received in the first quarter, while the remaining 9.2 million shares were received in April.

The ASR transaction, together with the dividend increase announced last quarter, will allow us to meet our commitment to return a minimum of $4 billion to shareholders in 2025.

Let me conclude with an update on our pending M&A transactions.

While these transactions are obviously taking more time to complete than initially anticipated, we are pleased with the progress made during the quarter and continue to work towards successful closure.

As it relates to ChampionX, as we announced a couple of weeks ago, the United Kingdom Competition and Markets Authority has agreed to consider our proposed actions to address their concerns as part of their Phase 1 review. We will continue our collaboration with the U.K. and other regulators toward an anticipated closing in the second quarter or early third quarter of 2025.

With respect to our other pending transaction, we now expect the divestiture of our interest in the Palliser APS project in Canada to close in the second quarter.

I will now turn the conference call back to Olivier.

Olivier Le Peuch – CEO

Thank you, Stephane.

Meghan, we are ready to open the line for questions.

Olivier Le Peuch – CEO

Ladies and gentlemen, as we conclude today’s call, I would like to leave you with the following takeaways.

First, while the market outlook remains uncertain, SLB is positioned to demonstrate resilience through our strategy — leveraging our global reach, innovation capabilities, differentiated digital offerings, diversification beyond oil and gas and disciplined cost management.

Second, we are confident in our ability to continue generating strong cash flow despite the evolving market dynamics, and we remain focused on protecting margins and committed to increase returns to shareholders in 2025.

And finally, we look forward to creating value for our customers, partners and shareholders in the coming quarters.

With this, I will conclude today’s call. Thank you all for joining.

Copyright © 2025 SLB. All rights reserved.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

Such forward-looking statements include statements relating to the proposed transaction between SLB and ChampionX, including statements regarding the benefits of the transaction and the anticipated timing of the transaction, and information regarding the businesses of SLB and ChampionX, including expectations regarding outlook and all underlying assumptions, SLB’s and ChampionX’s objectives, plans and strategies, information relating to operating trends in markets where SLB and ChampionX operate, statements that contain projections of results of operations or of financial condition, and all other statements other than statements of historical fact that address activities, events or developments that SLB or ChampionX intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” “intends,” “plans,” “seeks,” “targets,” “may,” “can,” “believe,” “predict,” “potential,” “projected,” “projections,” “precursor,” “forecast,” “ambition,” “goal,” “scheduled,” “think,” “could,” “would,” “will,” “see,” “likely,” and other similar expressions or variations, but not all forward-looking statements include such words. These forward-looking statements involve known and unknown risks and uncertainties, and which may cause SLB’s or ChampionX’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to, those factors and risks described in Part I, “Item 1. Business”, “Item 1A. Risk Factors”, and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in SLB’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on January 24, 2024, and Part 1, “Item 1A. Risk Factors” in ChampionX’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 6, 2024, and each of their respective, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. These include, but are not limited to, and in each case as a possible result of the proposed transaction on each of SLB and ChampionX: the ultimate outcome of the proposed transaction between SLB and ChampionX; the effect of the announcement of the proposed transaction; the ability to operate the SLB and ChampionX respective businesses, including business disruptions; difficulties in retaining and hiring key personnel and employees; the ability to maintain favorable business relationships with customers, suppliers and other business partners; the terms and timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the anticipated or actual tax treatment of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction; other risks related to the completion of the proposed transaction and actions related thereto; the ability of SLB and ChampionX to integrate the business successfully and to achieve anticipated synergies and value creation from the proposed transaction; changes in demand for SLB’s or ChampionX’s products and services; global market, political, and economic conditions, including in the countries in which SLB and ChampionX operate; the ability to secure government regulatory approvals on the terms expected, at all or in a timely manner; the extent of growth of the oilfield services market generally, including for chemical solutions in production and midstream operations; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates, and potential recessionary or depressionary conditions; the impact of shifts in prices or margins of the products that SLB or ChampionX sells or services that SLB or ChampionX provides, including due to a shift towards lower margin products or services; cyber-attacks, information security and data privacy; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; trends in crude oil and natural gas prices, including trends in chemical solutions across the oil and natural gas industries, that may affect the drilling and production activity, profitability and financial stability of SLB’s and ChampionX’s customers and therefore the demand for, and profitability of, their products and services; litigation and regulatory proceedings, including any proceedings that may be instituted against SLB or ChampionX related to the proposed transaction; failure to effectively and timely address energy transitions that could adversely affect the businesses of SLB or ChampionX, results of operations, and cash flows of SLB or ChampionX; and disruptions of SLB’s or ChampionX’s information technology systems.

These risks, as well as other risks related to the proposed transaction, are included in the Form S-4 and proxy statement/prospectus (each, as defined below) that has been filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to SLB’s and ChampionX’s respective periodic reports and other filings with the SEC, including the risk factors identified in SLB’s and ChampionX’s Annual Reports on Form 10-K, respectively, and SLB’s and ChampionX’s subsequent Quarterly Reports on Form 10-Q. The forward-looking statements included in this communication are made only as of the date hereof. Neither SLB nor ChampionX undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, SLB filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 on April 29, 2024 (as amended, the “Form S-4”) that includes a proxy statement of ChampionX and that also constitutes a prospectus of SLB with respect to the shares of SLB to be issued in the proposed transaction (the “proxy statement/prospectus”). The Form S-4 was declared effective by the SEC on May 15, 2024. SLB and ChampionX filed the definitive proxy statement/prospectus with the SEC on May  15, 2024 (https://www.sec.gov/Archives/edgar/data/87347/000119312524139403/d818663d424b3.htm), and it was first mailed to ChampionX stockholders on or about May 15, 2024. Each of SLB and ChampionX may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form S-4 or proxy statement/prospectus or any other document that SLB or ChampionX may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (if and when available) and other documents containing important information about SLB, ChampionX and the proposed transaction, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by SLB will be available free of charge on SLB’s website at https://investorcenter.slb.com. Copies of the documents filed with, or furnished to, the SEC by ChampionX will be available free of charge on ChampionX’s website at https://investors.championx.com. The information included on, or accessible through, SLB’s or ChampionX’s website is not incorporated by reference into this communication.